Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 19 DATED DECEMBER 4, 2013
TO THE PROSPECTUS DATED FEBRUARY 6, 2013
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 12 dated July 15, 2013, supplement no. 16 dated October 17, 2013, supplement no. 17 dated November 4, 2013 and supplement no. 18 dated November 8, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing agreement of an office building containing an aggregate of 246,563 rentable square feet in San Francisco, California.
Acquisition of 201 Spear Street
On December 3, 2013, we, through an indirect wholly owned subsidiary, acquired from Massachusetts Mutual Life Insurance Company an office building containing 246,563 rentable square feet located in San Francisco, California (“201 Spear Street”). The seller is not affiliated with us or our advisor.
The contractual purchase price of 201 Spear Street was $121.0 million plus closing costs. We funded the purchase of 201 Spear Street with proceeds from this offering. In addition, on December 3, 2013, 201 Spear Street was included as additional collateral securing the Portfolio Loan (discussed below).
201 Spear Street was built in 1984. As of December 1, 2013, 201 Spear Street was 82% leased to 19 tenants. The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of 201 Spear Street is approximately $8.4 million. The current weighted-average remaining lease term for the tenants is approximately 3.0 years.  The current weighted-average rental rate over the remaining lease term is $41.42 per square foot.
201 Spear Street has one tenant that individually occupies more than 10% of the total rentable square feet of the property. The tenant, which is in the telecommunications industry, occupies 71,484 rentable square feet, or approximately 29% of the total property rentable square feet. Its lease expires on January 31, 2017, with a five-year extension option. This tenant also has a one-time option to terminate a portion of its lease (13,723 rentable square feet) upon nine months written notice of termination, subject to a termination fee. As of December 1, 2013, the annualized base rent (net of rental abatements) for this tenant was approximately $2.4 million, the remaining lease term was approximately 3.2 years and the average annual rental rate (net of rental abatements) over the remaining lease term was $35.11 per square foot.
We believe that 201 Spear Street is suitable for its intended purpose and is adequately insured. We do not intend to make significant renovations or improvements to 201 Spear Street. For federal income tax purposes, the cost of 201 Spear Street, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.
Related Financing of 201 Spear Street
On April 30, 2012, we, through indirect wholly owned subsidiaries, entered into a two-year portfolio loan secured by Domain Gateway, Las Cimas IV and the McEwen Building with an unaffiliated lender for an amount up to $100.0 million (the “Portfolio Loan”). On May 9, 2012 and January 29, 2013, we added Gateway Tech Center and the Tower on Lake Carolyn as additional collateral for the Portfolio Loan, respectively.  Additionally, on January 29, 2013, we entered into a loan modification agreement to increase the face amount of the loan to $200.0 million, of which $80.0 million is non-revolving debt and $120.0 million is revolving debt.  We also extended the initial maturity date to February 1, 2016, with two one-year extension options, subject to certain conditions contained in the loan agreement.
On December 3, 2013, we, through an indirect wholly owned subsidiary, entered into an assumption and joinder agreement with the lender to add 201 Spear Street as additional collateral for the Portfolio Loan.  As of December 3, 2013, the outstanding balance under the loan was composed of $80.0 million of non-revolving debt.  As of December 3, 2013, $110.9 million of revolving debt is immediately available for future disbursements, subject to certain conditions set forth in the loan agreement.  The remaining $9.1 million of revolving debt is available for future disbursements upon meeting certain financial coverage ratio and subject to certain conditions set forth in the loan agreement.

For each calendar quarter, the interest rate on the Portfolio Loan will be determined by the borrowing base leverage ratio as defined in the loan agreement and will range from 185 to 275 basis points over one-month LIBOR. Monthly payments are interest only with the entire unpaid principal balance and all outstanding interest and fees due at maturity. We will have the right to prepay all or a portion of the Portfolio Loan, subject to certain fees and conditions contained in the loan agreement.
The Portfolio Loan is secured by Domain Gateway, Las Cimas IV, the McEwen Building, Gateway Tech Center, the Tower on Lake Carolyn and 201 Spear Street. We and KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary (together, the “Guarantors”), are providing a guaranty of up to 50% of the amount outstanding under the Portfolio Loan. Additionally, the Guarantors are providing a guaranty of any deficiency, loss or damage suffered by the Lender that may result from certain intentional acts committed by the borrowers under the loan, or that may result from certain bankruptcy or insolvency proceedings involving the borrowers, pursuant to the terms of the repayment guaranty.

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